Exhibit 99.1
3Q 2013 Operating Performance October 24, 2013
^ 3Q Operating Performance 3Q Operating Performance 3Q Operating Performance Consolidated Performance Consolidated Performance - POSCO Operating Performance - POSCO Operating Performance - Subsidiaries Performance - Subsidiaries Performance Business Environment Business Environment Business Environment 2013 Business Plan 2013 Business Plan 2013 Business Plan Figures provided in this presentation are based on unaudited financial statements of the Company. Certain contents in this presentation are subject to change during the course of auditing process.
3 POSCO Earnings Release |October 24, 2013 Revenue Operating Profit Net Profit 2012.3Q 2013.2Q 2013.3Q 2012.3Q 2013.2Q 2013.3Q 2012.3Q 2013.2Q 2013.3Q 15,739 15,603 1,020 903 6.5% 5.8% 723 241 15,150 4.2% 633 564 (billion KRW) (billion KRW) Operating Margin Operating profit decreased due to major sectors' earnings reduction, while net profit improved on forex-related gains Income Consolidated Performance (billion KRW)
Revenue Operating Profit 2012.3Q 2013.3Q Steel Non-Steel (billion KRW) Revenue Revenue Revenue Operating Profit Operating Profit Operating Profit Net Profit Net Profit Net Profit (billion KRW) 2012.3Q 2013.2Q 2013.3Q 2012.3Q 2013.2Q 2013.3Q 2012.3Q 2013.2Q 2013.3Q Steel 13,263 12,207 11,716 851 743 413 663 286 460 Trading 6,463 6,081 6,132 77 59 51 269 32 71 E & C 2,414 3,061 2,571 98 170 110 110 31 74 Energy 629 781 676 63 76 51 22 48 41 I C T 271 300 255 12 14 22 9 8 7 Chem/Mat'l /Others 900 896 894 44 34 37 36 22 18 11,119 12,207 353 743 Steel Non-Steel 4 (billion KRW) Seasonality resulted in a decrease in consolidated and aggregated profit 23,326 1,096 Aggregation Aggregation 2013.2Q 2012.3Q 2013.3Q 2013.2Q 10,528 11,716 22,244 271 413 684 10,677 13,263 23,940 294 851 1,145 POSCO Earnings Release |October 24, 2013 Consolidated Performance Income by Sector (billion KRW)
5 Assets Liabilities Equity 2012.3Q 2013.2Q 2013.3Q 2012.3Q 2013.2Q 2013.3Q 2012.3Q 2013.2Q 2013.3Q 79,662 83,707 37,453 39,756 88.7% 90.5% 42,209 43,951 37,736 82.7% 45,604 83,340 Efforts continued to enhance financial soundness through issuing hybrid bond and other measures (billion KRW) (billion KRW) POSCO Earnings Release |October 24, 2013 Consolidated Performance Financial Structure (billion KRW) Liabilities to Equity
6 2012.3Q 2013.2Q 2013.3Q 2012.3Q 2013.2Q 2013.3Q QoQ(%) Revenue Revenue 15,739 15,603 15,150 ^ 2.9 Gross Profit Gross Profit 1,924 1,858 1,547 ^ 16.7 (Gross Margin) (Gross Margin) (12.2%) (11.9%) (10.2%) - Selling & Admin. Expenses Selling & Admin. Expenses 904 955 914 ^ 4.3 Operating Profit Operating Profit 1,020 903 633 ^ 29.9 (Operating Margin) (Operating Margin) (6.5%) (5.8%) (4.2%) - Other Operating Profit Other Operating Profit 41 ^105 14 - Share of Profit of Equity-accounted investees Share of Profit of Equity-accounted investees ^7 ^24 ^50 - Finance Item Gains Finance Item Gains 36 ^434 189 - Foreign Currency Transaction & Translation Gains 256 ^283 330 - Net Profit Net Profit 723 241 564 + 134.0 (Net Margin) (Net Margin) (4.6%) (1.5%) (3.7%) - Owners of the Controlling Company 731 251 567 + 125.9 POSCO Earnings Release |October 24, 2013 Consolidated Performance Summarized Statements of Income (billion KRW)
7 2012.3Q 2013.2Q 2013.3Q 2012.3Q 2013.2Q 2013.3Q QoQ (%) Current Assets Current Assets 33,997 32,079 30,976 ^ 3.4 Cash & Financial Goods 6,530 6,322 6,858 + 8.5 Accounts Receivable 12,084 12,208 11,187 ^ 8.4 Inventories 11,523 10,044 9,654 ^ 3.9 Non-Current Assets Non-Current Assets 45,665 51,628 52,364 + 1.4 Other Long-term Financial Assets 4,552 5,031 5,351 + 6.4 PP&E 30,473 34,959 35,315 + 1.0 Total Assets Total Assets 79,662 83,707 83,340 ^ 0.4 Liabilities Liabilities 37,453 39,756 37,736 ^ 5.1 Current Liabilities 20,657 21,628 20,151 ^ 6.8 Non-Current Liabilities 16,796 18,128 17,585 ^ 3.0 (Interest-bearing Debt) 26,073 27,421 25,585 ^ 6.7 Equity Equity 42,209 43,951 45,604 + 3.8 Owners of the Controlling Company 39,276 40,884 41,839 + 2.3 Total Liabilities & Equity Total Liabilities & Equity 79,662 83,707 83,340 ^0.4 POSCO Earnings Release |October 24, 2013 Consolidated Performance Summarized Statements of Financial Position (billion KRW)
^ 3Q Operating Performance 3Q Operating Performance 3Q Operating Performance - Consolidated Performance - Consolidated Performance POSCO Operating Performance POSCO Operating Performance - Subsidiaries Performance - Subsidiaries Performance Business Environment Business Environment Business Environment 2013 Business Plan 2013 Business Plan 2013 Business Plan
9 Crude Steel Production Finished Product Sales 2012.3Q 2013.2Q 2013.3Q 2012.3Q 2013.2Q 2013.3Q 2012.3Q 2013.2Q 2013.3Q Carbon Steel 9,207 8,385 8,434 S T S 455 464 491 2012.3Q 2013.2Q 2013.3Q Domestic 5,216 4,927 4,791 Export 3,711 3,487 3,480 Inventory 952 909 835 9,662 8,849 8,925 8,927 8,414 8,271 (thousand tons) Sales volume slightly down on early maintenance of Gwangyang HR mill 58% 59% 58% Domestic Sales POSCO Earnings Release |October 24, 2013 POSCO Operating Performance Production · Sales (thousand tons)
10 Automobile* Home Appliances Shipbuilding 2012.3Q 2013.2Q 2013.3Q 2012.3Q 2013.2Q 2013.3Q 2012.3Q 2013.2Q 2013.3Q 1,974 2,037 621 606 896 791 2012.3Q 2013.2Q 2013.3Q 2012.3Q 2013.2Q 2013.3Q YoY QoQ Hot-Rolled 2,116 1,789 1,824 ^ 13.8% + 2.0% Plate 1,535 1,464 1,389 ^ 9.5% ^ 5.1% Wire Rod 505 557 625 + 23.8% + 12.2% Cold-Rolled 3,374 3,489 3,273 ^ 3.0% ^ 6.2% Electrical Steel 246 224 236 ^ 4.1% + 5.4% S T S 433 439 436 + 0.7% ^ 0.7% Others 718 452 488 ^ 32.0% + 8.0% Total 8,927 8,414 8,271 ^ 7.3% ^ 1.7% ** (thousand tons) (thousand tons) 1,917 550 615 * Includes Transport Equipment Sales fell due to weak demand from major steel-consuming industries, whereas wire rod shipment increased on facility expansion POSCO Earnings Release |October 24, 2013 POSCO Operating Performance Sales by Product (thousand tons) (thousand tons) ** Includes HR Plate
11 Revenue Operating Profit 2012.3Q 2013.2Q 2013.3Q 2012.3Q 2013.2Q 2013.3Q 2012.3Q 2013.2Q 2013.3Q Carbon Steel 877 794 773 (billion KRW) 8,910 7,740 7,411 838 703 443 9.4% 9.1% 6.0% Revenue and OP subsided due to sales price decline and cost increase [ Average Selling Price ] POSCO Earnings Release |October 24, 2013 POSCO Operating Performance Income Operating Margin (billion KRW) (thousand KRW/ton)
12 2013.2Q 2013.3Q 2013.2Q 2013.3Q 2013.2Q 2013.3Q 53,345 12,711 40,634 Assets Liabilities Equity 53,737 (billion KRW) (billion KRW) 31.3% 9,056 Debt* 7,847 11,587 Debt* ^ 1,209 42,150 27.5% Liabilities ratio was lowered on efforts to secure financial soundness including debt repayment POSCO Earnings Release |October 24, 2013 POSCO Operating Performance Financial Structure (billion KRW) Liabilities to Equity * Interest-bearing debt
13 Product and Cost Competitiveness (%) 2012 2013.3Q WF/WB Sales ratio 17.1 22.5 POSCO Earnings Release |October 24, 2013 Sales of World First/World Best products - Expanded high-strength tire cord supply, Replaced imported AHSS* *AHSS: Advanced high-strength steel (thousand tons) '13.2Q '13.3Q Automotive 681 713 Plate 226 241 Wire Rod 93 124 HR 213 231 [Sales volume by product] Financial Soundness Improved financial soundness by non-debt financing - Financed 2 trillion KRW (billion KRW) Cash in hand** Debt 2012/E 2,681 2013.3Q 3,171 2012/E 9,604 2013.3Q 7,847 [Cash in hand and Debt]* (billion KRW) Amount Time Sale of inv. securities (Seah Steel, etc.) 61 Apr. '13 Issuance of hybrid bond 1,000 Jun. '13 Sale of treasury shares in trust account 804 Sep. '13 Sale of SKT ADR 128 Oct. '13 + 18% ^ 18% * On a parent basis ** Cash & cash equivalents+short-term available-for-sale financial assets+others (inc. treasury shares in trust account) Cost-saving (495 billion KRW 3Q accumulative ) 75 76 121 (billion KRW) [Cost-saving results] 223 POSCO Operating Performance Key Activities Outsourcing/ Energy Others Raw Materials Materials

POSCO Operating Performance

Key Activities

Upstream Expansion

- **Indonesian integrated mill** (Slab 1.8Mtpa, Plate 1.1Mtpa)
  - Currently under pilot operation, blow-in scheduled in Dec.'13
  - Sales plan
    - POSCO HQ and partner company(PT. KS) engage in pre-marketing, Replace imports in support of the Indonesian government to strengthen import barriers
- **Pohang #3 Finex Plant** (2Mtpa)
  - Currently under pilot operation, completed in Dec.'13
  - Enhance competitiveness by cost saving

[PT. KRAKATAU POSCO / Indonesia]



Strengthening STS Competitiveness

- **Completed Pohang #4 STS steelmaking plant** (Jul. '13, 700 thousand tons/yr)
  - Establish converter operation process
    - Save cost and improve 400 series quality by using blast furnace pig iron
- **Completed Turkey STS CR mill** (Aug. '13, 200 thousand tons/yr)
  - Respond high-end STS demand inc. auto / home appliances
  - Global STS CR ratio went up to 76% from 70%

[POSCO Assan TST / Turkey]



POSCO Earnings Release | October 24, 2013
14
^ 3Q Operating Performance 3Q Operating Performance 3Q Operating Performance - Consolidated Performance - Consolidated Performance - POSCO Operating Performance - POSCO Operating Performance Subsidiaries Performance Subsidiaries Performance Business Environment Business Environment Business Environment 2013 Business Plan 2013 Business Plan 2013 Business Plan
16 Daewoo International POSCO Chemtech 7.2% 6.6% 7.3% 320 302 327 23 20 24 POSCO Energy 10.2% 10.3% 7.9% 627 756 675 64 78 53 POSCO E&C 5.9% 6.5% 4.6% 1,774 2,331 1,931 104 151 89 2012.3Q 2013.2Q 2013.3Q 4,236 4,032 4,049 36 53 23 0.8% 1.3% 0.6% 2012.3Q 2013.2Q 2013.3Q 2012.3Q 2013.2Q 2013.3Q 2012.3Q 2013.2Q 2013.3Q POSCO Earnings Release |October 24, 2013 Subsidiaries Performance Consolidated Parent Parent Parent (billion KRW) (billion KRW) (billion KRW) (billion KRW) Income OP Margin Revenue OP

Subsidiaries Performance

Key Activities

Steel	• **POSCO Specialty Steel : Vietnam Electric Arc Furnace (long product) project on schedule** - Construction of section steel/rebar mill with progress rate of 72% (1 million tons/yr, completion in Dec/E '14) • **POSCO C&C : Start CCL project in Myanmar and improve product mix by facility rationalization** - Construction of 50,000 tons/yr CCL in Pyinmabin Industrial Zone, Yangon, Myanmar (Oct. 1 '13~Oct/E '14) - Increase of high-quality products inc. home appliances material by rationalization of #2 CCL (Completion in Feb.'14)
Trading	• **Daewoo International : Continue Myanmar gasfield project and new business development** - 100% of EPCIC* progress rate achieved for Myanmar gasfield project (as of Sep/E '13) - Acquired Canadian tight oil gas asset of Bellatrix on Aug. 30 and production started (70 production wells to be drilled by '15)
Energy	• **POSCO Energy : Commercial operation of new power plant and improve financial soundness** - Start commercial operation of Pohang #1 Byproduct Gas Plant (145MW) on Sep. 6 - Issue hybrid bonds (500 billion KRW on Aug. 29) to lower liabilities ratio (245.9% 2Q2013 → 150.4% 3Q2013)
Chem · Mat'l	• **POSCO Chemtech : Continue secondary batteries materials and Indonesian businesses** - Complete certification of anode materials for mid-and-large size batteries supplying LG Chem and mass production will start in 1H2014 - 88% progress rate of lime furnace construction in Indonesia, 80% of refractories construction (completion in Dec'13)
Infrastructure	• **POSCO E&C : Expand new orders outside the group to secure competitiveness for key products** - Vietnam Formosa coking plant, Australia's FESA project, Hanoi light rail transit system, etc. - Expand non-POSCO overseas orders by strengthening sales in Southeast Asia and South America (non-POSCO order ratio of 95%, 3Q2013 accumulative) • **POSCO ICT : Increase domestic and overseas new orders and enter into global steel market** - Electricity & machinery of urban railways in Ho Chi Minh(Jul.'13~Mar.'18), System contract with Tangshan Steel (Sep.12)

*EPCIC: Engineering, Procurement, Construction, Installation and Commissioning

POSCO Earnings Release | October 24, 2013
17
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^ 3Q Operating Performance 3Q Operating Performance 3Q Operating Performance - Consolidated Performance - Consolidated Performance - POSCO Operating Performance - POSCO Operating Performance - Subsidiaries Performance - Subsidiaries Performance Business Environment Business Environment Business Environment 2013 Business Plan 2013 Business Plan 2013 Business Plan
19 2011 2012 2013 2014 2011 2012 2013 YoY 2014 YoY U.S. 89 96 97 1% 100 3% EU 155 140 135 ^4% 138 2% China 641 666 700 6% 721 3% India 70 72 74 3% 78 6% S.E.A 52 59 61 5% 64 5% World 1,403 1,430 1,475 3% 1,523 3% * World Steel Association (October 2013) * CRU, Mysteel "Steel price forecast to recover at 4Q/End supported by completion of inventory adjustment" While excessive inventories, the main reason for weak steel price, are adjusted, steel supply and demand will be tight until early 2014 Restocking demand in preparation for the Chinese lunar New Year holidays in 2014 will raise steel price from the end of 4Q this year "Global demand to grow at 3% annually, and reach 1.5 billion tons by 2014" Weak demand in developed countries in 2013 expected to turn modestly upward in 2014 on the back of economic recovery China showed a higher-than-expected demand of 700 million tons, up by 6% YoY in 2013 and demand is forecast to stably grow by 3% in 2014 [Steel inventories and price in China] Inventories at distributors(Mt) Domestic HRC price (US$/ton) POSCO Earnings Release |October 24, 2013 Business Environment Global Steel Market Steel demand in China Steel demand in major countries [Demand outlook] (million tons)

Business Environment

Domestic Steel Market

Steel-consuming Industries

Automobile	4Q will see a considerable production growth QoQ supported by recovery of consumer sentiment and stabilized operation ✓ Production (thousand units) : 4,559 ('12) → 4,424 ('13), 966 (3Q) → 1,174 (4Q)
Construction	Despite sluggish private sector, increase in public sector order will lead the recovery in construction investment ✓ Construction investment (trillion KRW): 143.0 ('12) → 145.7 ('13), 37.3 (3Q) → 41.7 (4Q)
Shipbuilding	4Q shipbuilding and orders will be weaker than 3Q, but still a large increase YoY ✓ Shipbuilding (million GT): 31.5 ('12) → 27.8 ('13), 4.6 ('12.4Q) → 6.6 ('13.4Q) ✓ Orders (million GT): 12.2 ('12) → 28.6 ('13), 3.6 ('12.4Q) → 8.3 ('13.4Q)


(thousand units)
1,114
1,170
966
1,174
Production
(trillion KRW)
28.7
40.8
37.3
41.7
Construction investment
(million GT)
7.5
6.9
6.8
6.6
Shipbuilding
1Q 2013
2Q
3Q
4Q

* POSRI (October 2013)

Steel Demand and Supply Outlook

(thousand tons)

구 분	2011	2012	2013					
				1Q	2Q	3Q	4Q	QoQ
Nominal Consumption	56,391	54,069	**51,171**	**12,398**	**13,268**	**12,725**	**12,780**	+ 0.4%
Export	29,091	30,485	**29,190**	**7,304**	**7,161**	**6,971**	**7,754**	+ 11.2%
Production	72,283	72,052	**68,818**	**16,757**	**17,492**	**16,889**	**17,680**	+ 4.7%
Import	13,199	12,502	**11,543**	**2,945**	**2,937**	**2,806**	**2,855**	+1.7%
Incl. Semi-product	23,121	20,706	**18,910**	**4,927**	**4,772**	**4,760**	**4,450**	△ 6.5%

*POSRI (October 2013)

POSCO Earnings Release | October 24, 2013
20
posco
21 (US$/ton) 3Q 2013 4Q 2013 Although steelmakers' restocking to prepare for Australian flood season is expected to boost coal prices, uncertainty on steel industry will limit the range of price increase "HCC US$153/ton, FOB" 166 221 173 155 143 2012 2Q 2012 3Q 2012 4Q 2013 1Q 2013 2Q 2013 3Q 142 2013 4Q(f) 153 (US$/ton) 126 143 141 113 122 148 2012 1Q 2012 2Q 2012 3Q 2012 4Q 2013 1Q 2013 2Q 2013 3Q 133 133 2013 4Q(f) 3Q 2013 4Q 2013 Despite slow season, iron ore spot price went up due to Chinese crude steel production maintained at high level and inventory restocking "Fine Ore US$133/ton, CFR" While supply increase from Australian mines is expected to flow into the market, production decrease in China and Brazil caused by seasonal factors should keep the price at flat level Coking coal price showed a steady growth on the back of restocking demand from Chinese steelmakers and speculative buying by traders $131 (Jul.1) ^ $136 (Aug.1) ^ $151 (Sep.1) ^ $150 (Sep.30) Raw Materials Business Environment Iron Ore Coking Coal [ Iron Ore Spot Price ] [ Coking Coal Spot Price ] *Platts 62%Fe IODEX CFR China (Quarterly avg.) *Platts HCC Peak Downs FOB Australia (Quarterly avg.)

Business Environment

Stainless Steel

Raw Materials

3Q 2013	• **Ni:** Concerns over U.S. QE tapering and weak business indicators of China led price decrease • **Cr:** Supply increase on eased electricity shortage in S.Africa and new project operation weakened price
4Q 2013	"Forecast to slightly increase on improved supply demand condition" • **Ni:** Due to possible Indonesia's ban on raw ore export in 2014, moderately strong price trend is expected • **Cr:** Despite suppliers' production cost burden, slow demand recovery will lag price increase


[Nickel & Chrome Price]
(thousand US$/ton)
Nickel
19.7
17.2
16.3
17.0
17.3
14.9
13.9
14.5
Chrome
2.7
3.2
2.9
2.6
2.7
3.0
2.7
2.7
2012 1Q
2012 2Q
2012 3Q
2012 4Q
2013 1Q
2013 2Q
2013 3Q
2013 4Q(f)

* Ni : LME Nickel Price (Quarterly avg.)
Cr : Japanese Quarterly Benchmark Price

Sales

3Q 2013	Summer seasonality weakened demand and price in major countries while the market increasingly recognized that the price has reached the bottom - Continuously fallen CR price ticked up in Aug. by 9% - China STS CR price($): 2,070(Jul)→ 2,250(Aug)→2,240(Sep)
4Q 2013	"Demand recovery expected on the market's wide recognition on the bottom" Market recovery is expected from decrease of inventories while entering the peak season - 3Q domestic inventories at distributors: 66 K tons (10% down, YoY)


[STS CR Price]
(US$/ton)
Europe
3,200
3,080
2,890
2,930
2,980
2,880
2,670
2,720
Korea
2,970
2,780
2,760
2,960
2,890
2,710
2,620
2,670
China
2,680
2,480
2,430
2,500
2,470
2,240
2,190
2,240
2012 1Q
2012 2Q
2012 3Q
2012 4Q
2013 1Q
2013 2Q
2013 3Q
2013 4Q(f)

* Europe: S.Europe spot price
China: Wuxi market spot price (CR 304)

POSCO Earnings Release | October 24, 2013
22
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^ 3Q Operating Performance 3Q Operating Performance 3Q Operating Performance - Consolidated Performance - Consolidated Performance - POSCO Operating Performance - POSCO Operating Performance - Subsidiaries Performance - Subsidiaries Performance Business Environment Business Environment Business Environment 2013 Business Plan 2013 Business Plan 2013 Business Plan
24 2012 2013(F) Revenue (Consolidated) (in trillion KRW) 63.6 63 - POSCO Revenue* (^) 35.7 31 Crude Steel Production (in million tons) 38.0 36 Product Sales (^) 35.0 34 Investment (Consolidated) (in trillion KRW) 7.2 8 - POSCO Investment* (^) 3.6 4 POSCO Earnings Release |October 24, 2013 2013 Business Plan * On a parent basis
3Q 2013 Operating Performance October 24, 2013